Exhibit 99.1

Vermilion Energy Inc. Recognized for Workplace Culture and Sustainability

CALGARY, April 15, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion" or "the Company") (TSX, NYSE: VET) is pleased to announce that for a sixth consecutive year, it has been recognized by the Great Place to Work® Institute as a Best Workplace in Canada and France.  Vermilion was also recognized for a second consecutive year as a Best Workplace in the Netherlands in 2015, after becoming eligible for ranking in 2014.

Vermilion is the only energy company to rank on the Best Workplaces lists in Canada and The Netherlands, and the highest scoring energy company on the Best Workplaces list in France.

In addition, Vermilion was recently ranked 15th by Corporate Knights on the Future 40 Responsible Corporate Leaders in Canada list (the highest ranking for an oil and gas company, and an increase over the Company's debut ranking of 32nd last year), as well as being named Top International Producer of the year by The Explorers and Producers Association of Canada.

This recognition reflects Vermilion's continued focus on financial results combined with environmental, social and governance performance, as articulated in the company's first CDP submission and sustainability report in 2014. Strong workplace practices and a culture that respects both people and communities are key elements in this success.

"Our staff are committed to excellence, and we thank them for making Vermilion successful on so many levels," says CEO Lorenzo Donadeo. "Vermilion's performance is based on both our people and our culture, and we are very proud of both."

The "Best Workplaces" lists are compiled by the Great Place to Work® Institute, a global research and management consultancy with expertise on workplace transformation and a presence in more than 50 countries worldwide. The competition process is based on two criteria: two-thirds of the total score comes from an anonymous 58-statement survey completed by employees, along with their open-ended comments about their organization; the remaining one-third of the score comes from an in-depth review of the organization's culture, including an evaluation of Human Resource policies and procedures. This offers a rigorous representation of the organization from an employee perspective, and an overall portrait of the workplace culture. Together, they provide crucial data relative to the five trust-building dimensions of a great place to work®: credibility, respect, fairness, pride, and camaraderie.

The Corporate Knights Future 40 Responsible Corporate Leaders in Canada lists rank the best sustainability and disclosure practices among Canadian companies with revenues under $2 billion. Founded in 2002, Corporate Knights Inc. is a Toronto-based media, research and financial products company focused on clean capitalism. Canada's "Magazine of the Year" in 2013, Corporate Knights is the premier publication focused on the intersection of business, economy and sustainability.

The EPAC Awards, hosted by The Explorers and Producers Association of Canada, in partnership with JuneWarren-Nickle's Energy Group, recognize and celebrate the leading exploration and production companies in Canada's oil and gas industry. Nominees are evaluated against their peers on metrics such as production & cash flow growth and return for investors, as well as measured for standards of excellence and leadership in community engagement, environmental stewardship, technical innovation and entrepreneurship.

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 5%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Lorenzo Donadeo, CEO; or Mona Jasinski, EVP, People and Culture, Suite 3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Phone: (403) 269-4884, Fax: (403) 476-8100, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:05e 15-APR-15